Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2012	2011	2011	2010		2009	2008	2007
Earnings:
Income (loss) from continuing operations	$24,574	$10,129	$61,809	$(61,146)		$67,350	$60,575	$71,861
Equity in earnings and gains on equity transactions of investees	(2,958)	(2,712)	(22,554)	(43,272)		(6,546)	—	—
Fixed charges	49,106	47,414	195,024	183,433		173,458	180,553	172,060
Distributions from investees	4,179	4,080	16,617	16,119		4,975	—	—
Capitalized interest	—	—	—	—		—	—	(489)
Adjusted Earnings	$74,901	$58,911	$250,896	$95,134		$239,237	$241,128	$243,432

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$49,106	$47,414	$195,024	$183,433		$173,458	$180,553	$171,571
Capitalized interest	—	—	—	—		—	—	489
Total Fixed Charges	$49,106	$47,414	$195,024	$183,433		$173,458	$180,553	$172,060

Ratio of Earnings to Fixed Charges	1.5x	1.2x	1.3x	0.5x	(1)	1.4x	1.3x	1.4x

(1) The deficiency for this period was $88,299 and reflects a loss on asset impairment of $127,740.